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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                                (AMENDMENT NO. 2)
              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                          OF THE SECURITIES ACT OF 1934

                            THE J. M. SMUCKER COMPANY
                                (Name of Issuer)

                            THE J. M. SMUCKER COMPANY
                                 JMS-OHIO, INC.
                      (Names of Person(s) Filing Statement)

                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
                    CLASS B COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                        CLASS A COMMON SHARES: 832696108
                        CLASS B COMMON SHARES: 832696207
                      (CUSIP Number of Class of Securities)

                                 --------------

        STEVEN J. ELLCESSOR, ESQ.                    STEVEN J. ELLCESSOR, ESQ.
VICE PRESIDENT, FINANCE AND ADMINISTRATION                   SECRETARY
        THE J. M. SMUCKER COMPANY                          JMS-OHIO, INC.
           STRAWBERRY LANE                                 STRAWBERRY LANE
       ORRVILLE, OHIO 44667-0280                      ORRVILLE, OHIO 44667-0280
           (330) 682-3000                                  (330) 682-3000
      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:
                              LYLE G. GANSKE, ESQ.
                              DAVID P. PORTER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                                 (216) 586-3939

                                 --------------

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |X| The filing of a registration statement under the Securities Act of 1933.
c.  |_|  A tender offer.
d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|
Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

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     This amended Rule 13e-3 Transaction Statement (this "Statement") is being filed with the Securities and Exchange Commission (the "Commission") in connection with the merger (the "Merger") of JMS-Ohio, Inc., a wholly owned subsidiary of The J. M. Smucker Company ("JMS-Ohio") with and into The
J. M. Smucker Company ("Smucker"), with Smucker continuing as the surviving corporation (the "Surviving Corporation"), pursuant to an Agreement of Merger (the "Merger Agreement") by and among Smucker and JMS-Ohio. Under the Merger Agreement, each Class A common share, without par value, and each Class B common share, without par value, of Smucker outstanding immediately prior to the effective time of the Merger, other than shares held by Smucker, its wholly owned subsidiaries or dissenting shareholders, will be canceled and converted into the right to receive, at the election of the holder, $18.50 in cash, subject to a $100 million limit on the total cash consideration to be paid by Smucker in the Merger, or one share of a newly created single class of common shares of Smucker (the "New Common Shares"). Accordingly, upon consummation of the Merger the entire outstanding equity interest in Smucker as the Surviving Corporation will be owned by the current shareholders of Smucker, other than current shareholders who elect to receive cash and dissenting shareholders. Assuming Smucker repurchases the full $100 million of common shares in the combination, approximately 80% of our outstanding shares will remain outstanding following the combination.

     Concurrently with the filing of this Statement, Smucker has filed with the Commission Amendment No. 2 to its Registration Statement on Form S-4 (the "S-4") in connection with its annual meeting of shareholders at which shareholders of Smucker will be asked to approve the Merger and adopt the Merger Agreement.

ITEM 1.  SUMMARY TERM SHEET.

     Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The information set forth in the S-4 under the caption "SUMMARY -- Additional Information -- The Companies" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) SECURITIES. The information set forth in the S-4 under the captions "GENERAL INFORMATION -- Record Date; Voting Information" and "THE COMBINATION -- What Smucker's Shareholders Will Receive" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) TRADING MARKET AND PRICE. The information set forth in the S-4 under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) DIVIDENDS. The information set forth in the S-4 under the caption "MARKET PRICES AND DIVIDENDS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) PRIOR PUBLIC OFFERINGS. Not applicable.

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     (f) PRIOR STOCK PURCHASES. The information set forth in the S-4 under the caption "THE COMBINATION -- Purchases of Shares" is incorporated herein by reference pursuant to General Instruction G to the Schedule 13E-3.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) NAME AND ADDRESS. The information set forth on the S-4 cover page and in the S-4 under the captions "SUMMARY -- Additional Information -- The Companies" and "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SMUCKER AND JMS-OHIO" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- The Companies" and "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SMUCKER AND JMS-OHIO" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth in the S-4 under the captions "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SMUCKER AND JMS-OHIO" and "ELECTION OF DIRECTORS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) MATERIAL TERMS. The information set forth in the S-4 under the captions "SUMMARY," "GENERAL INFORMATION -- Record Date; Voting Information," "SPECIAL FACTORS -- Background of the Proposed Combination," " -- Recommendation of the Smucker Board; Reasons for the Combination," and "-- Material Federal Income Tax Consequences," "THE COMBINATION," "DESCRIPTION OF SMUCKER'S CAPITAL STOCK FOLLOWING THE COMBINATION," and "COMPARATIVE RIGHTS OF SMUCKER'S SHAREHOLDERS BEFORE AND AFTER THE COMBINATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) DIFFERENT TERMS. Not applicable.

     (d) APPRAISAL RIGHTS. The information set forth in the S-4 under the captions "SUMMARY -- Questions and Answers About the Annual Meeting" and "THE COMBINATION -- Dissenters' Rights" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. Not applicable.

     (f) ELIGIBILITY FOR LISTING OR TRADING. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- Listing of New Common Shares," "SPECIAL FACTORS -- Effects of the Combination," "THE COMBINATION -- Conditions to Completion of the Combination," and "DESCRIPTION OF SMUCKER'S CAPITAL STOCK FOLLOWING THE COMBINATION" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)      TRANSACTIONS.  Not applicable.

     (b)      SIGNIFICANT CORPORATE EVENTS.  Not applicable

     (c)      NEGOTIATIONS OR CONTRACTS.  Not applicable.

     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) USE OF SECURITIES ACQUIRED. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- The Combination," "SPECIAL FACTORS -- Effects of the Combination," and "THE COMBINATION -- Manner of Converting Shares" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) PLANS. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- The Combination" and "SPECIAL FACTORS -- Effects of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) PURPOSES. The information set forth in the S-4 under the captions "SUMMARY," "SPECIAL FACTORS -- Background of the Proposed Combination," and "-- Recommendation of the Smucker Board; Reasons for the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) ALTERNATIVES. The information set forth in the S-4 under the captions "SUMMARY," "SPECIAL FACTORS -- Background of the Proposed Combination," and "-- Recommendation of the Smucker Board; Reasons for the Merger" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) REASONS. The information set forth in the S-4 under the captions "SUMMARY," "SPECIAL FACTORS -- Background of the Proposed Combination," and "-- Recommendation of the Smucker Board; Reasons for the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) EFFECTS. The information set forth in the S-4 under the captions "SUMMARY, " "SPECIAL FACTORS -- Background of the Proposed Combination," "-- Recommendation of the Smucker Board; Reasons for the Combination,"
"-- Effects of the Combination," and "-- Material Federal Income Tax Consequences" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

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     (a) FAIRNESS. The information set forth in the S-4 under the captions
"SUMMARY -- Additional Information -- Fairness Opinion of William Blair & Company," "SPECIAL FACTORS -- Background of the Proposed Combination," "-- Recommendation of the Smucker Board; Reasons for the Combination," and "-- Opinion of Smucker's Financial Advisor" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- Fairness Opinion of William Blair & Company," "SPECIAL FACTORS -- Background of the Proposed Combination," "-- Recommendation of the Smucker Board; Reasons for the Combination," and "-- Opinion of Smucker's Financial Advisor" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) APPROVAL OF SECURITY HOLDERS. The information set forth in the S-4 under the caption "SPECIAL FACTORS -- Recommendation of the Smucker Board; Reasons for the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) UNAFFILIATED REPRESENTATIVE. The information set forth in the S-4 under the captions "SPECIAL FACTORS -- Background of the Proposed Combination" and "-- Recommendation of the Smucker Board; Reasons for the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) APPROVAL OF DIRECTORS. The information set forth in the S-4 under the captions "SPECIAL FACTORS -- Background of the Proposed Combination" and "-- Recommendation of the Smucker Board; Reasons for the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (f) OTHER OFFERS. Not applicable

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) REPORT, OPINION OR APPRAISAL. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- Fairness Opinion of William Blair & Company" and "SPECIAL FACTORS -- Opinion of Smucker's Financial Advisor" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the S-4 under the caption "SPECIAL FACTORS -- Opinion of Smucker's Financial Advisor" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) AVAILABILITY OF DOCUMENTS. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- Fairness Opinion of William Blair & Company" and "SPECIAL FACTORS -- Opinion of Smucker's Financial Advisor" is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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     (a) SOURCE OF FUNDS. The information set forth in the S-4 under the caption
"SPECIAL FACTORS -- Financing of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) CONDITIONS. The information set forth in the S-4 under the caption "SPECIAL FACTORS -- Financing of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (c) EXPENSES. The information set forth in the S-4 under the captions "GENERAL INFORMATION -- Proxy Solicitation Information" and "THE COMBINATION -- Estimated Fees and Expenses of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (d) BORROWED FUNDS. The information set forth in the S-4 under the caption "SPECIAL FACTORS -- Financing of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP. The information set forth in the S-4 under the captions "SUMMARY -- Additional Information -- Interests of Members of the Smucker Family in the Combination," "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SMUCKER AND JMS-OHIO -- Interests of Members of the Smucker Family in the Combination," and "ELECTION OF DIRECTORS -- Ownership of Common Shares" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) SECURITIES TRANSACTIONS. The information set forth in the S-4 under the caption "ELECTION OF DIRECTORS -- Ownership of Common Shares" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the S-4 under the captions "SUMMARY -- Questions and Answers About the Annual Meeting," "GENERAL INFORMATION -- Record Date; Voting Information," "SPECIAL FACTORS -- Effects of the Combination," "THE COMBINATION -- Conditions to Completion of the Combination," and "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SMUCKER AND JMS-OHIO -- Interests of Members of the Smucker Family in the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (e) RECOMMENDATION OF OTHERS. The information set forth in the S-4 under the captions "SUMMARY -- Questions and Answers About the Annual Meeting," "GENERAL INFORMATION -- Record Date; Voting Information" "-- Proxy Solicitation Information," "SPECIAL FACTORS -- Recommendation of the Smucker Board; Reasons for the Combination," and "THE COMBINATION --

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Conditions to Completion of the Combination" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 13. FINANCIAL STATEMENTS.

     (a) FINANCIAL INFORMATION. The information set forth in the S-4 under the captions "SELECTED HISTORICAL FINANCIAL DATA" and "FINANCIAL STATEMENTS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) PRO FORMA INFORMATION. The information set forth in the S-4 under the captions "FINANCIAL STATEMENTS -- Unaudited Pro Forma Condensed Consolidated Financial Data" and "FINANCIAL STATEMENTS" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the S-4 under the captions "SUMMARY" and "GENERAL INFORMATION -- Proxy Solicitation Information" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

     (b) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the S-4 under the captions "SUMMARY" and "GENERAL INFORMATION -- Proxy Solicitation Information" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

     (b) OTHER MATERIAL INFORMATION. The entirety of the S-4, other than the information set forth under the captions "ELECTION OF DIRECTORS -- Report of the Executive Compensation Committee of the Board of Directors" and " -- Total Shareholder Return Graph," is incorporated herein by reference.

ITEM 16. EXHIBITS.

     *(a)(1)  Letter to Shareholders (included in the Proxy
              Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(a)(2) Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(a)(3)  Proxy Statement/Prospectus

     *(a)(4)  Forms of Proxy

     *(a)(5) Agreement of Merger by and between The J. M. Smucker Company and JMS-Ohio, Inc. (included as Annex A to the Proxy
              Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

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     *(c)     Fairness Opinion of William Blair & Company dated May 2, 2000
              (included as Annex C to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(f) Text of Sections 1701.84 and 1701.85 of the Ohio Revised Code (included as Annex B to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

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     *   Filed herewith


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2000           THE J. M. SMUCKER COMPANY



                           By: /s/ Steven J. Ellcessor
                               -------------------------------------------------
                               Name: Steven J. Ellcessor
                               Title: Vice President-Finance and Administration, Secretary/Treasurer, and General Counsel



Dated: July 11, 2000           JMS-OHIO, INC.


                           By: /s/ Steven J. Ellcessor
                               -------------------------------------------------
                               Name: Steven J. Ellcessor
                               Title: Secretary



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                                  EXHIBIT INDEX


EXHIBIT
 NO.                                        DESCRIPTION
--------                                    -----------

     *(a)(1)      Letter to Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(a)(2)      Notice of Annual Meeting of Shareholders (included in the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(a)(3)      Proxy Statement/Prospectus

     *(a)(4)      Forms of Proxy

     *(a)(5)      Agreement of Merger by and between The J. M. Smucker Company and JMS-Ohio, Inc.
                  (included as Annex A to the Proxy Statement/Prospectus, which is filed herewith as
                  Exhibit (a)(3))




     *(c)         Fairness Opinion of William Blair & Company dated May 2, 2000 (included as Annex C to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

     *(f)         Text of Sections 1701.84 and 1701.85 of the Ohio Revised Code (included as Annex B to the Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3))

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     *   Filed herewith

